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14047181

SECURITIES AND EXCHANGE COMMISSION

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8- 67356 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **MD Global Partners, LLC**

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

275 Madison Avenue, Suite 625
(No. and Street)

| New York | New York | 10016 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Ehrenstein (212) 308-2864
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name – *if individual, state last, first, middle name*)

| 9221 Corbin Avenue, Suite 170 | Northridge | California | 91324 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*





3/21/14

## OATH OR AFFIRMATION

I, Owen A. May, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MD Global Partners, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of New York
County of New York
Subscribed and sworn to (or affirmed) before me on this 6th day of February, 2014 by Owen A May proved to me on the basis of satisfactory evidences to be the person who appeared before me.

Notary Public

Signature

CEO

Title

DAVID MICHAEL ROBERTS
Notary Public - State of New York
NO. 01RO6285262
Qualified in New York County
My Commission Expires Jul 1, 2017

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**MD Global Partners, LLC**

**Report Pursuant to Rule 17a-5 (d)**

**Financial Statements**

**For the Year Ended December 31, 2013**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

## Independent Auditor's Report

Managing Member
MD Global Partners, LLC:

**Report on the Financial Statements**

We have audited the accompanying statement of financial condition of MD Global Partners, LLC, (the Company) as of December 31, 2013, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

***Management's Responsibility for the Financial Statements***

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

***Auditor's Responsibility***

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
Los Angeles Chicago New York Oakland Seattle

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MD Global Partners, LLC as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III is fairly stated in all material respects in relation to the financial statements as a whole.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2014

**MD Global Partners, LLC**
**Statement of Financial Condition**
**December 31, 2013**

**Assets**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 135,816 |
| Deposit with clearing organization | | 100,000 |
| Loan to officer | | 330,602 |
| Property and equipment, net | | 2,371 |
| Other receivables | | 9,993 |
| Deposits and other | | 5,560 |
| **Total assets** | $ | 584,342 |

**Liabilities and Member's Equity**

| | | |
|---|---|---|
| **Liabilities** | | |
| Accounts payable and accrued expenses | $ | 6,105 |
| **Total liabilities** | | 6,105 |
| Commitments and contingencies | | |
| **Member's equity** | | |
| Member's equity | | 578,237 |
| **Total member's equity** | | 578,237 |
| **Total liabilities and member's equity** | $ | 584,342 |

*The accompanying notes are an integral part of these financial statements.*

**MD Global Partners, LLC**
**Statement of Income**
**For the Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Revenues** | | |
| Fee based income | $ | 442,125 |
| Commissions | | 14,208 |
| Revenue from legal settlement | | 527,124 |
| Net investment gains (losses) | | 4,475 |
| Other income | | 104 |
| **Total revenues** | | 988,036 |
| **Expenses** | | |
| Employee compensation and benefits | | 85,789 |
| Commission expense | | 13,177 |
| Professional fees | | 199,972 |
| Occupancy expense | | 39,586 |
| Other operating expenses | | 104,343 |
| **Total expenses** | | 442,867 |
| **Net income (loss) before income tax provision** | | 545,169 |
| **Income tax provision** | | - |
| **Net income (loss)** | $ | 545,169 |

*The accompanying notes are an integral part of these financial statements.*

**MD Global Partners, LLC**
**Statement of Changes in Member's Equity**
**For the Year Ended December 31, 2013**

| | | Member's Equity |
|---|---|---|
| **Balance at December 31, 2012** | $ | 33,068 |
| Net income (loss) | | 545,169 |
| **Balance at December 31, 2013** | $ | 578,237 |

*The accompanying notes are an integral part of these financial statements.*

**MD Global Partners, LLC**
**Statement of Cash Flows**
**For the Year Ended December 31, 2013**

| | | |
|---|---|---|
| **Cash flow from operating activities:** | | |
| Net income (loss) | | $ 545,169 |
| Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities: | | |
| (Increase) decrease in assets: | | |
| Deposit with clearing organization | $ (63,719) | |
| Related party receivable | (319,620) | |
| Other receivables | (9,021) | |
| Increase (decrease) in liabilities: | | |
| Accounts payable and accrued expenses | (21,840) | |
| Total adjustments | | (414,200) |
| **Net cash and cash equivalents provided by (used in) operating activities** | | 130,969 |
| **Cash flow from investing activities:** | | |
| Purchase of property and equipment | (2,371) | |
| **Net cash and cash equivalents provided by (used in) investing activities** | | (2,371) |
| **Net cash and cash equivalents provided by (used in) financing activities** | | - |
| **Net increase (decrease) in cash and cash equivalents** | | 128,598 |
| **Cash and cash equivalents at beginning of year** | | 7,218 |
| **Cash and cash equivalents at end of year** | | $ 135,816 |
| **Supplemental disclosure of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ - | |
| Income taxes | $ - | |

*The accompanying notes are an integral part of these financial statements.*

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

*General*

Black Capital Partners, LLC was formed on November 21, 2005 in Delaware and commenced operations on April 1, 2006. The Company is registered as a broker-dealer pursuant to the Securities Exchange Act of 1934, became a member of the Financial Industry Regulatory Authority ("FINRA") on September 18, 2006 and is a member of the Securities Investor Protection Corporation ("SIPC"). In 2007, the Company changed its name to May Davis Partners, LLC and in 2009 the Company changed its name to MD Global Partners, LLC (the "Company").

The Company provides a variety of broker-dealer services that include placement agent (or finder) for hedge funds and private equity funds; third party marketing and providing M&A advisory services, including buyside transactions; buyouts, including management-led buyouts; recapitalizations; review of strategic alternatives; sellside transactions/exclusive sales; special committee representation, spin-offs, and strategic partner and joint venture agreements. The Company also advises and assists foreign issuers regarding private placements of debt and equity in the U.S. and M&A transactions with potential U.S. companies.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3(k)(2)(ii), the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers. Accordingly, the Company is exempt from the requirement of Rule 15c3-3 under the Securities Exchange Act of 1934 pertaining to the possession or control of customer assets and reserve requirements.

*Summary of Significant Accounting Policies*

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

For purposes relating to the statement of cash flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Receivables are stated at face amount with no allowance for doubtful accounts. An allowance for doubtful accounts is not considered necessary because probable uncollectible accounts are immaterial.

## Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

The Company has adopted FASB ASC 320, Investments — Debt and Equity Securities. As such, marketable securities held by the Company are classified as trading securities and stated at their fair market value based on quoted market prices. Realized gains or losses from the sale of marketable securities are computed based on specific identification of historical cost. Unrealized gains or losses on marketable securities are computed based on specific identification of recorded cost, with the change in fair value during the period included in income.

Securities transactions are recorded on a trade date basis with related commission income and expenses also recorded on a trade date basis.

Property and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized.

The Company is treated as a disregarded entity for federal income tax purposes, in accordance with single member limited liability company rules. All tax effects of the Company's income or loss are passed through to the member. Therefore, no provision or liability for Federal Income Taxes is included in these financial statements.

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through the date the financial statements were available to be issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

## Note 2: DEPOSIT WITH CLEARING ORGANIZATION

The Company has a brokerage agreement with Lek Securities ("Clearing Broker") to carry its account and the accounts of its clients as customers of the Clearing Broker. The Clearing Broker has custody of the Company's cash balances which serve as collateral for any amounts due to the Clearing Broker as well as collateral for securities sold short or securities purchased on margin. Interest is paid monthly on these cash deposits at the average overnight repurchase rate. The balance at December 31, 2013 was $100,000.

## Note 3: PROPERTY AND EQUIPMENT, NET

Property and equipment are recorded net of accumulated depreciation and summarized by major classification as follows:

| | | Useful Life |
|---|---|---|
| Equipment | $ 2,371 | 5 |
| Less: accumulated depreciation | - | |
| Property and equipment, net | $ 2,371 | |

No depreciation expense was recorded for the year ended December 31, 2013.

## Note 4: INCOME TAXES

As discussed in the Summary of Significant Accounting Policies (Note 1), the Company operates as a limited liability company treated as a disregarded entity for tax purposes. Accordingly, all tax effects of the Company's income or loss are passed through to the member and no provision or liability for Federal Income Taxes is included in these financial statements. However, the Company is subject to the New York City Unicorporated Business Tax.

The Company is required to file income tax returns in both federal and state tax jurisdictions. The Company's tax returns are subject to examination by taxing authorities in the jurisdictions in which it operates in accordance with the normal statutes of limitations in the applicable jurisdiction. For federal purposes, the statute of limitations is three years. Accordingly, the company is no longer subject to examination of federal returns filed more than three years prior to the date of these financial statements. The statute of limitations for state purposes is generally three years, but may exceed this limitation depending upon the jurisdiction involved. Returns that were filed within the applicable statute remain subject to examination. As of December 31, 2013, the IRS has not proposed any adjustment to the Company's tax position.

## Note 5: LOAN TO OFFICER

The Company is currently owed $330,602 by its Chief Executive Officer and the sole shareholder of its parent company, May Davis Partners Acquisition Co, LLC. Net amounts borrowed during the year ended December, 31, 2013, totaled $319,620. The advances are non interest bearing and due on demand.

## Note 6: OCCUPANCY

The Company leases space under an agreement that became effective on March 1, 2012. The lease addendum stipulates a monthly base fee of $3,200 per month renewable every six months. Occupancy expense for the year ended December 31, 2013 was $39,586.

## Note 7: INVESTMENTS, AT FAIR VALUE

At December 31, 2013, the Company held three convertible debentures (schedule below) received in lieu of cash compensation from various advisory clients. There is no ready market for these debentures, nor is there a ready market for the shares of common stock the bonds are convertible to. The Company has elected to exclude these assets from its Statement of Financial Condition on the assumption that there is only nominal market value for the bonds, or the value of the conversion features. No interest has been paid or is being accrued on any of the debentures.

| Date issued | Maturity Date | Coupon Rate | Face Value |
|---|---|---|---|
| 5/1/2010 | 5/1/2011 | 12% | $ 9,042 |

Status: In default. The original face amounts of these bonds were $20,000. In 2012, $10,958 of the bonds were converted to common shares and sold for $7,170. The carrying value of the bonds is $0. The proceeds of the sale was recorded as income in 2012.

| Date issued | Maturity Date | Coupon Rate | Face Value |
|---|---|---|---|
| 11/1/2010 | 11/1/2011 | 12% | $ 216,219 |

Status: In default. The original face amounts of these bonds were $250,000. In lieu of interest payments, the Company will accrue additional shares in conversion. No conversion of debentures to common shares has taken place as of the date of this report. See Note 8.

| Date issued | Maturity Date | Coupon Rate | Face Value |
|---|---|---|---|
| 2/15/2011 | 2/15/2012 | 12% | $ 55,000 |

Status: In default. In lieu of interest payments, the Company will accrue additional shares in conversion. No conversion of debentures to common shares has taken place as of the date of this report.

**Note 8: EMPLOYMENT AGREEMENT**

Under the terms of an Employment Agreement dated May 15, 2012, the Company compensates its Investment Banker in terms of units of one of the debentures listed in Note 7. The assignment of units is discretionary on the part of the Company. In 2013, units with a face value of $33,781 were assigned to this individual under the terms of the agreement, thus reducing the Company owned face value to $216,219.

**Note 9: SETTLEMENT PROCEEDS**

Pursuant to a settlement agreement dated November 6, 2012, the Company was able to realize proceeds plus interest of $527,124 during the year ended December 31, 2013. This has been included as "Legal Settlement Proceeds" on the accompanying Statement of Income.

**Note 10: CONCENTRATIONS OF CREDIT RISK**

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

**Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS**

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles ("GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are incorporated into the ASC through the issuance of Accounting Standards Updates ("ASUs").

For the year ending December 31, 2013, various ASUs issued by the FASB were either newly issued or had effective implementation dates that would require their provisions to be reflected in the financial statements for the year then ended. The Company has reviewed the following ASU releases to determine relevance to the Company's operations:

**Note 11: RECENTLY ISSUED ACCOUNTING STANDARDS (Continued)**

| ASU No. | Title | Effective Date |
|---|---|---|
| 2011-05 | Comprehensive Income (Topic 220): Presentation of Comprehensive Income (June 2011). | After December 15, 2011 |
| 2011-11 | Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities (December 2011). | After January 1, 2013 |
| 2011-12 | Comprehensive Income (Topic 220): Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05 (December 2011) | After December 15, 2011 |
| 2013-02 | Comprehensive Income (Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income (February 2013) | After December 15, 2013 |
| 2013-11 | Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (July 2013). | After December 15, 2013 |

The Company has either evaluated or is currently evaluating the implications, if any, of each of these pronouncements and the possible impact they may have on the Company's financial statements. In most cases, management has determined that the pronouncement has either limited or no application to the company and, in all cases, implementation would not have a material impact on the financial statements taken as a whole.

**Note 12: NET CAPITAL REQUIREMENTS**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2013, the Company had net capital of $229,711 which was $224,711 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness (6,105)* to net capital was 0.03 to 1, which is less than the 15 to 1 maximum allowed.

* See Total Liabilities per Statement of Financial Condition.

**MD Global Partners, LLC**
**Schedule I - Computation of Net Capital Requirements**
**Pursuant to Rule 15c3-1**
**As of December 31, 2013**

| | | |
|---|---|---|
| **Computation of net capital** | | |
| Member's equity | $ 578,237 | |
| **Total member's equity** | | $ 578,237 |
| Less: Non-allowable assets | | |
| Related party receivable | (330,602) | |
| Property and equipment, net | (2,371) | |
| Other receivables | (9,993) | |
| Deposits and other | (5,560) | |
| **Total non-allowable assets** | | (348,526) |
| **Net capital** | | 229,711 |
| **Computation of net capital requirements** | | |
| Minimum net capital requirements | | |
| 6 2/3 percent of net aggregate indebtedness | $ 407 | |
| Minimum dollar net capital required | $ 5,000 | |
| Net capital required (greater of above) | | (5,000) |
| **Excess net capital** | | $ 224,711 |
| Ratio of aggregate indebtedness to net capital | 0.03 : 1 | |

There was no material difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated December 31, 2013.

*See independent auditor's report*

**MD Global Partners, LLC**
**Schedule II - Computation for Determining of Reserve Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2013**

A computation of reserve requirements is not applicable to MD Global Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**MD Global Partners, LLC**
**Schedule III - Information Relating to Possession or Control Requirements Pursuant to Rule 15c3-3**
**As of December 31, 2013**

Information relating to possession or control requirements is not applicable to MD Global Partners, LLC as the Company qualifies for exemption under Rule 15c3-3(k)(2)(ii).

**MD Global Partners, LLC**

**Supplementary Accountant's Report**

**on Internal Accounting Control**

**Report Pursuant to Rule 17a-5**

**For the Year Ended December 31, 2013**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Managing Member
MD Global Partners, LLC:

In planning and performing our audit of the financial statements of MD Global Partners, LLC (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

Control deficiencies are noted below under material weaknesses.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

The size of the business and the resultant limited number of employees imposes the practical limitations on the effectiveness of those internal control policies and procedures that depends on the segregation of duties. Because this condition is inherent in the size of the Company, the specific weaknesses are not described herein and no corrective action has been taken or proposed by the Company.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Managing Member, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2014

**MD Global Partners, LLC**

**Report on the SIPC Annual Assessment**

**Pursuant to Rule 17a-5 (e) 4**

**For the Year Ended December 31, 2013**

BREARD & ASSOCIATES, INC.
CERTIFIED PUBLIC ACCOUNTANTS

Managing Member
MD Global Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to MD Global Partners, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, solely to assist you and the other specified parties in evaluating MD Global Partners, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). MD Global Partners, LLC's management is responsible for the MD Global Partners, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries contained in the client general ledger noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with client prepared supporting schedules and working papers contained in our "A" work papers noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by MD Global Partners, LLC supporting the adjustments noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

9221 Corbin Avenue, Suite 170, Northridge, California 91324
*phone* 818.886.0940 *fax* 818.886.1924 *web* www.baicpa.com
LOS ANGELES CHICAGO NEW YORK OAKLAND SEATTLE

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.
Certified Public Accountants

New York, New York
February 26, 2014

**MD Global Partners, LLC**
**Schedule of Securities Investor Protection Corporation**
**Assessments and Payments**
**For the Year Ended December 31, 2013**

| | | Amount |
|---|---|---|
| Total assessment | $ | 1,083 |
| SIPC-6 general assessment<br>Payment made on September 16, 2013 | | (19) |
| SIPC-7 general assessment<br>Payment made on February 26, 2014 | | (1,083) |
| Total assessment balance<br>(overpayment carried forward) | $ | (19) |